1847 Holdings LLC

590 Madison Avenue, 21st Floor

New York, NY 10022

March 22, 2024

U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, DC. 20549
Attn: Mr. Scott Anderegg

Re:	1847 Holdings LLC

Request for Withdrawal of Registration Statement on Form S-3 (333-269510)

Dear Mr. Anderegg:

Pursuant to Rule 477 promulgated under the Securities Act of 1933, as amended (the “Securities Act”), 1847 Holdings LLC (the “Registrant”) hereby requests that the Securities and Exchange Commission (the “Commission”) consent to the withdrawal, effective as of the date hereof or at the earliest practicable date hereafter, of the Registrant’s Registration Statement on Form S-3 (File No. 333-269510), filed with the Commission on February 1, 2023, as thereafter amended, together with all exhibits thereto (collectively, the “Registration Statement”).

At this time, the Registrant believes that withdrawal of the Registration Statement is consistent with the public interest and the protection of investors as contemplated by Rule 477 under the Securities Act.

The Registration Statement was never declared effective. The Registrant confirms that no securities have been sold pursuant to the Registration Statement.

The Registrant requests that, in accordance with Rule 457(p) under the Securities Act, all fees paid to the Commission in connection with the filing of the Registration Statement be credited for future use.

Please send copies of the written order granting withdrawal of the Registration Statement to the undersigned at 1847 Holdings LLC, 590 Madison Avenue, 21st Floor, New York, NY 10022, with a copy to the Company’s counsel, Bevilacqua PLLC, Attn: Louis A. Bevilacqua, 1050 Connecticut Avenue, NW, Suite 500, Washington, DC 20036, facsimile number (202) 869-0889.

If you have any further questions regarding this request for withdrawal, or if you require any additional information, please contact the undersigned at (212) 417-9800 or Louis A. Bevilacqua of Bevilacqua PLLC at (202) 203-8665.

Sincerely,

1847 Holdings LLC

By:	/s/ Ellery W. Roberts
Ellery W. Roberts
Chief Executive Officer

cc:	Louis A. Bevilacqua, Esq.